UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue De La Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Luxembourg S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International S.C.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International Management S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Group S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Westend S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON IN

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne and Artal International Management S.A. (“Artal International Management”) (collectively, the “Initial Reporting Persons”), Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. (together with the Initial Reporting Persons, the “Reporting Persons”), hereby amend, as set forth below, the Statement on Schedule 13D filed by the Initial Reporting Persons with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012, Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on April 11, 2012, Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2013, Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014, and Amendment No. 11 to Schedule 13D filed by all the Reporting Persons with the Securities and Exchange Commission on October 21, 2015 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company” or “WWI”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

This statement is being filed by Artal Luxembourg S.A., a Luxembourg société anonyme, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium.

The address of the principal place of business and principal office of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 44, Rue De La Vallee, L-2661, Luxembourg, Luxembourg. Artal Luxembourg S.A., a wholly owned subsidiary of Artal International S.C.A., is principally engaged in the business of investing in securities. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning Artal Luxembourg S.A. and its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The address of the principal place of business and principal office of the Stichting is Ijsselburcht 3, NL-6825 BS Arnhem, The Netherlands. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting. Mr. Minne is a citizen of Belgium; his present principal occupation is as a director of Petercam Services, a subsidiary of Bank Degroof Petercam; and his business address is Rue de l’Industrie 44, B-1040 Bruxelles, Belgium.

The managing directors of Artal Luxembourg S.A. are Mr. Raymond Debbane and Mrs. Anne Goffard, and the director of Artal Luxembourg S.A. is Mrs. Audrey Le Pit. The managing directors of Artal International Management S.A. are Mr. Debbane and Mrs. Goffard, and the director of Artal International Management S.A. is Mrs. Le Pit. The managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Debbane is a citizen of Panama, and his present principal occupation is as the president of The Invus Group, LLC and chief executive officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of Lexicon Pharmaceuticals, Inc. and Chairman of the board of directors of the Company. His business address is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mrs. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane (Managing Director), Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns, Mr. Amaury Wittouck and Mr. Minne. Mr. Eric Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. Mr. Amaury Wittouck is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby supplemented by the following:

On May 10, 2018, the Company and Artal Luxembourg S.A. entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, Artal Luxembourg S.A. sold 8,625,000 shares of Common Stock at a price of $69.00 per share, less the underwriting discount of $2.76 per share (the “May 2018 Sale”). The sale of the Common Stock pursuant to the Underwriting Agreement closed on May 15, 2018.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as Exhibit 12 and is incorporated by reference herein.

In connection with the secondary offering described herein, the Company, the Company’s executive officers and directors and Artal Luxembourg S.A. have agreed with the Underwriters, subject to specified exceptions, not to offer, pledge or sell any of Common Stock or securities convertible into or exchangeable for Common Stock, or transfer any of the economic consequences of ownership of Common Stock, for a period of 75 days after May 10, 2018 except with the prior written consent of the Underwriters.

The foregoing description of the lock-up agreement set forth above in this Item 4 is qualified in its entirety by reference to the lock-up agreement, a form of which is filed herewith as Exhibit 13 and is incorporated by reference herein.

Upon the closing of the May 2018 Sale, the Voting Agreement, dated as of October 18, 2015, entered into by and between Artal Luxembourg S.A. and Oprah Winfrey, terminated. Upon termination of the Voting Agreement, the “group” deemed to have been formed between the Reporting Persons and Ms. Winfrey by virtue of the Voting Agreement for purposes of Section 13(d) of the Exchange Act, terminated.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 12 to Schedule 13D is incorporated herein by reference.

As of May 15, 2018, Artal Luxembourg S.A. is the record owner of 20,818,300 shares of Common Stock, or approximately 31.4% of the Common Stock outstanding (based on 66,282,229 shares of Common Stock issued and outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Company on May 4, 2018). Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A. (together with Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management S.A., the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Exchange Act, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

To the best knowledge of the Reporting Persons, except for Messrs. Debbane and Minne, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of May 15, 2018, Mr. Debbane beneficially owned 114,707 shares of Common Stock and maintained the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. Certain of such shares of Common Stock are subject to transfer restrictions until Mr. Debbane no longer serves on the Board of Directors of the Company. Mr. Minne disclaims beneficial ownership of all of the shares of Common Stock reported on this Statement.

(c) Except as set forth below or as otherwise described in this Amendment No. 12 to Schedule 13D, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days. On April 2, 2018, Mr. Debbane received a grant of 295 shares of restricted Common Stock as compensation for his service as a member of the Board of Directors of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 12 to Schedule 13D, which is herein incorporated by reference.

The paragraph in Item 6 of the Statement describing the Loan Documents is hereby amended and restated as follows:

On May 5, 2017, Artal International S.C.A., Artal Luxembourg S.A. and their respective Swiss branches (collectively, the “Borrowers”) entered into an amended and restated revolving credit promissory note (the “Promissory Note”) and related collateral agreement (the “Collateral Agreement”, and together with the Promissory Note, the “Loan Documents”) with J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”) as lender providing for loans of up to an aggregate principal amount of $125,000,000. On December 15, 2017, the Promissory Note was amended, increasing the amount from $125,000,000 to $225,000,000. All other material terms with respect to the Promissory Note remain unchanged. The obligations of the Borrowers are guaranteed by Artal Group S.A. Pursuant to the terms of the Loan Documents, and as security for payment of the Borrowers’ obligations under the Promissory Note, the Borrowers have agreed to pledge and grant a security interest in certain collateral, which includes 5,075,000 shares (the “Pledged Shares”) of Common Stock beneficially owned by the Reporting Persons, in favor of J.P. Morgan. Upon the occurrence of certain customary events of default contained in the Loan Documents, J.P. Morgan may exercise its right to foreclose on, and dispose of, the Pledged Shares in accordance with the Collateral Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 12	Underwriting Agreement (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on May 11, 2018, and incorporated herein by reference).

Exhibit 13	Form of Lock-up Agreement (filed as Exhibit B to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on May 11, 2018, and incorporated herein by reference).

Exhibit 14	Amended and Restated Collateral Agreement, dated as of May 5, 2017, by and among Artal International S.C.A., its Swiss branch, Artal Luxembourg S.A., its Swiss Branch, and J.P. Morgan Chase Bank, N.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.
By: Artal International Management S.A, as its Managing Partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: May 17, 2018

[Weight Watchers International, Inc. – Schedule 13D/A]